Exhibit 99.1

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (this “Agreement”) is dated as of October 5, 2022, and is made by and between YATRA ONLINE, INC., a Cayman Islands exempted company limited by shares (the “Borrower” or “Company”), and MAK CAPITAL FUND, LP, a Bermuda limited liability partnership (together with any subsequent holder hereof, the “Holder”).

RECITALS

WHEREAS, the Holder desires to lend to the Company and the Company desires to borrow from the Holder the aggregate principal amount of ten million U.S. dollars ($10,000,000) pursuant to a promissory note substantially in the form attached hereto as Exhibit A (the “Note”) in accordance with the terms, subject to the conditions and in reliance on, the recitals, representations, warranties, covenants and agreements set forth herein and in the Note.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

AGREEMENT

SECTION 1. FUNDING OF LOAN. Subject to and upon the terms and conditions set forth in this Agreement and in reliance on the representations and warranties set forth herein, the Company agrees to borrow from the Holder, and Holder agrees to lend to the Company, via the Note (non-transferrable and non-assignable except as permitted under this Agreement) made by the Company in favor of the Holder in the principal amount of TEN MILLION U.S. DOLLARS ($10,000,000) (the “Loan,” and together with interest on the unpaid principal balance thereof at the Interest Rate hereinafter set forth and any charges, expenses or fees set forth herein, the “Obligations”).

SECTION 2. INTEREST RATE AND CLOSING FEE.

2.1 Interest Rate.

(a) The Borrower shall pay Holder interest on the unpaid aggregate principal balance of the Loan (the “Outstanding Principal Amount”) in accordance with the terms of this Agreement and the Note. Simple interest at eleven percent (11%) per annum (the “Interest Rate”) based on the actual days outstanding will accrue and be payable, along with the Outstanding Principal Amount in immediately available funds on the Maturity Date (as defined below). Interest shall be computed based on the actual number of days in a 360-day year.

(b) Holder is hereby authorized to note the date, principal amount and Interest Rate applicable to the Note and any payments made thereon on Holder’s books and records (either manually or by electronic entry) which shall be prima facie evidence of the accuracy of the information noted, absent manifest error.

(c) Immediately upon the occurrence and during the continuance of an Event of Default under Section 6.1(a), the Loan shall bear interest at a rate per annum which is three percent (3.0%) above the rate effective immediately before such Event of Default (the “Default Rate”). Payment or acceptance of the increased interest rate provided in this Section 2.1(c) is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Holder.

(d) All payments and reimbursements to Holder made hereunder shall be free and clear of and without deduction for all taxes, levies, imposts, deductions, assessments, charges or withholdings, and all liabilities with respect thereto of any nature whatsoever, excluding taxes to the extent imposed on Holder’s net income. The Note or any interest therein may not be transferred to any party if payments to such party are subject to backup withholding. Borrower shall pay to Holder immediately upon demand, in addition to any other amounts due or to become due hereunder, any and all withholdings, interest equalization taxes, stamp taxes or other taxes (except income and franchise taxes) imposed by any domestic or foreign Governmental Authority.

(e) If, at any time, the rate of interest, together with all amounts which constitute interest and which are reserved, charged or taken by Holder as compensation for fees, services or expenses incidental to the making, negotiating or collection of the Loan evidenced hereby, shall be deemed by any competent court of law, governmental agency or tribunal to exceed the maximum rate of interest permitted to be charged by Holder to Borrower under Applicable Law, then, during such time as such rate of interest would be deemed excessive, that portion of each sum paid attributable to that portion of such interest rate that exceeds the maximum rate of interest so permitted shall be deemed a voluntary prepayment of principal. Provided, however, that in the event there is a change in the law which results in a higher permissible rate of interest, then the higher permissible rate of interest shall apply.

2.2 Closing Fee. On the Effective Date, Borrower will pay to Holder a fee of FIVE HUNDRED THOUSAND DOLLARS ($500,000) which amount may be deducted from the proceeds of the Loan.

SECTION 3. NOTE PAYMENTS AND PREPAYMENT RIGHTS.

3.1 Maturity Date. The Outstanding Principal Amount, together with all accrued and unpaid interest thereon, shall be due and payable on the earlier date of (a) October 5, 2023, or (b) the date on which all Obligations have become due and payable pursuant to Section 6.2 or any other provision of this Agreement (the earlier of such date, being the “Maturity Date”).

3.2 Prepayments. The Borrower has the right, upon five (5) days advance written notice, to prepay without incurring any penalties all or any part of the Obligations including interest thereon.

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SECTION 4. Conversion. At the Holder’s option, on the Maturity Date or immediately after the expiry of the cure period contained in the Section 6.1(a), as applicable, in lieu of cash payment, the Holder shall have the right but not the obligation to convert the Obligations into either Ordinary Shares or Series A Convertible preference shares (“Series A Preference Shares”) pursuant to the terms and conditions of the Certificate of Designation, substantially in the form attached hereto as Exhibit B (the “Certificate of Designation”). If the Holder elects to convert the Obligations the Holder shall be issued (a) if Nasdaq Approval (as defined in the Certificate of Designation) has been obtained, a number of Ordinary Shares of the Company, par value $0.0001 per share (“Ordinary Shares”), in the aggregate amount equal to the quotient (rounded down to the nearest whole share) obtained by dividing the dollar amount of the Obligations by the applicable Conversion Price or (b) if the Nasdaq Approval has been not been obtained, a number of Series A Preference Shares equal to one one-hundredth times the number of Ordinary Shares issuable pursuant to the preceding clause (a) which shall ultimately be convertible into such number of Ordinary Shares issuable pursuant to the preceding clause (a) subject to the Nasdaq Approval. For the avoidance of doubt, a hypothetical conversion scenario is provided in Schedule II attached hereto. For purposes of this Section 4, “Conversion Price” means the price per Ordinary Share equal to the product of 100% of the Relevant Price less 22.5%; provided that the Relevant Price and the resulting Conversion Price shall not be below $1.29 and $1.00, respectively; “Relevant Price” means the average Closing Bid Price of the Ordinary Shares during the thirty (30) trading days period ending on the trading day immediately preceding the Maturity Date provided that any calculation of the Relevant Price shall disregard the Closing Bid Price for any day on which the Ordinary Shares are not traded on the NASDAQ Stock Market LLC (“Nasdaq”); and “Closing Bid Price” for the Ordinary Shares as of any date, means the last closing bid/trade price for such shares on Nasdaq as reported by Bloomberg or, if no such closing bid/trade price is reported for such shares by Bloomberg, the last such closing bid/trade price of such shares that is reported by Bloomberg, in each case adjusted as appropriate for any variations to the Issuer’s share capital (to the extent that any such variation has not already been reflected in such closing bid/trade price).

SECTION 5. REPRESENTATIONS AND WARRANTIES; COVENANTS.

5.1 Representations and Warranties. The Borrower hereby represents and warrants to Holder that, as of the Effective Date (as defined below):

(a) The Borrower (i) is an exempted company limited by shares, duly incorporated, validly existing and in good standing under the laws of the Cayman Islands; and (ii) has the power and authority to execute, deliver and perform, and by all necessary corporate action has authorized the execution, delivery and performance of, all of its obligations under this Agreement and the Note;

(b) Each of this Agreement and the Note has been duly executed and delivered by the Borrower and the execution, delivery and performance of this Agreement and the Note will not: (i) violate any of its governing documents, provision of law, order of any court, agency or other instrumentality of government, or any provision of any indenture, agreement or other instrument to which it is a party or by which it or any of its properties is bound; (ii) result in the creation or imposition of any lien, charge or encumbrance of any nature; or (iii) other than as contemplated by this Agreement, the Certificate of Designation and the Registration Rights Agreement (as defined below), require any authorization, consent, approval, license, exemption of, or filing or registration with, any court or Governmental Authority;

(c) Each of this Agreement and the Note is the legal, valid and binding obligation of the Borrower, enforceable against it in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws or equitable principles relating to or affecting the enforcement of creditors’ rights generally;

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(d) After giving effect to the extension of the Loan, the Borrower has capital sufficient to carry on its business and transactions and is solvent and able to pay its debts as they mature. No transfer of property is being made and no indebtedness is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Borrower or any Subsidiary;

(e) Borrower is not an “investment company” or a company “controlled” by an “investment company” under the Investment Company Act of 1940. Borrower is not engaged as one of its important activities in extending credit for margin stock (under Regulations T and U of the Federal Reserve Board of Governors). Borrower has not violated any laws, ordinances or rules, the violation of which would reasonably be expected to have a Material Adverse Effect (as defined below) on its business. None of Borrower’s or any of its Subsidiaries’ properties or assets has been used by Borrower or any Subsidiary in disposing, producing, storing, treating, or transporting any hazardous substances except legally or where it would not reasonably be expected to have a Material Adverse Effect. Borrower and each of its Subsidiaries have obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all government authorities that are necessary to continue its business as currently conducted, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect;

(f) Borrower has timely filed all required material tax returns and reports (or extensions thereof), and Borrower and its Subsidiaries have timely paid all material federal, and other material foreign, state and local taxes, assessments, deposits and contributions owed by Borrower. Borrower is unaware of any claims or adjustments proposed for any of Borrower’s prior tax years which would reasonably be expected to result in additional taxes becoming due and payable by Borrower;

(g) The financial statements of Borrower included in the Borrower’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“Commission”) on August 1, 2022 made available to the Holder (via the Commission’s Electronic Data Gathering Analysis and Retrieval System) fairly present in all material respects Borrower’s financial condition and Borrower’s results of operations as of the periods presented. There has not been any material deterioration in Borrower’s financial condition since the date of the most recent financial statements made available to Holder;

(h) Except where it would not reasonably be expected to have a Material Adverse Effect, neither Borrower nor any Subsidiary is in breach of or default under the provisions of any license agreement, domain name registration or other agreement related to the ownership rights in all patents, patent applications, registered trademarks, trademark applications, registered service marks, service mark applications, registered copyrights, domain name registrations, copyright applications, trade secrets, trade names, software, licenses or other registrations or applications for registration of intellectual property (collectively “Intellectual Property”). There is no event, fact, condition or circumstance relating to the Intellectual Property which breach or default would reasonably be expected to be, have or result in a Material Adverse Effect;

(i) The Certificate of Designation has been duly approved by the Borrower’s board of directors (the “Board”). No further corporate action is required to authorize the Series A Preference Shares. The Company has provided to the Holder a true and complete copy of the Certificate of Designation. The Company has been advised by Nasdaq that (i) the issuance of Ordinary Shares upon the maturity of the Loan after receipt of Nasdaq Approval (as defined in the Certificate of Designation) or (ii) the issuance of the Series A Preference Shares upon maturity of the Loan in accordance with the terms and conditions hereof and the subsequent conversion of such preferred shares into Ordinary Shares upon receipt of Nasdaq Approval does not violate the Nasdaq Marketplace rules concerning shareholder approval including Rule 5635;

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(j) The Borrower has executed and delivered to the Holder, a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (the “Registration Rights Agreement”). Assuming due and valid execution by the Holder, the Registration Rights Agreement is the legal, valid and binding obligation of the Borrower, enforceable against it in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization and other laws or equitable principles relating to or affecting the enforcement of creditors’ rights generally;

(k) Except as disclosed in the SEC Reports, there is no pending or threatened action or proceeding against or affecting the Borrower or any of its Subsidiaries before any court, governmental agency or arbitrator which, in any one case or in the aggregate, would reasonably be expected to have a Material Adverse Effect; and

(l) The Borrower has provided the Holder, in all material respects, with information in response to the Holder’s written due diligence requests. No document, including e-mails, delivered by the Borrower to the Holder in connection with its due diligence investigation of the Borrower in connection herewith contains any untrue statement of a material fact or omits to state any material fact necessary in order to make such statements, in light of the circumstances under which they were made, not misleading.

5.2 Covenants.

(a) Affirmative Covenants.

(i) Reporting. The Borrower shall furnish to Holder the following information within the time periods set forth below:

(1) Reserved.

(2) Material Notices and Other Information. Promptly, but in any event within five (5) Business Days, notify Holder in writing of: (A) upon an executive officer becoming aware of the existence of any condition or event which constitutes an Event of Default, together with a description of the nature and period of existence thereto and what actions the Borrower is taking (and proposes to take) with respect thereto; (B) any development or other information which would reasonably be expected to result in a material adverse effect on (1) the business, assets, results of operations or financial condition of the Borrower and the Subsidiaries, taken as a whole, or (2) the ability of the Borrower to fully and timely perform any of its obligations under the Note, which notice shall specify the nature of such development or information and such anticipated effect (such occurrence being referred to herein as a “Material Adverse Effect”); or (C) the commencement of any action, suit, investigation or proceeding against or affecting the Borrower, including any such investigation or proceeding by any Governmental Authority (other than routine periodic inquiries, investigations or reviews) that would reasonably be expected to result in a Material Adverse Effect (together with copies of all documents and information furnished to any Governmental Authority in connection with any such investigation of the Borrower).

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(ii) Payment of Taxes; Liens. The Borrower and its Subsidiaries shall promptly pay and discharge all material taxes, assessments, levies, or other governmental charges, which may be lawfully levied or assessed on any of the Borrower’s or its Subsidiaries’ real or personal property, income, receipts, or profits. The Borrower and its Subsidiaries shall also promptly pay and discharge all material charges, levies, or claims for labor, or materials or supplies which may give rise to a lien on or charge against any of the Borrower’s or its Subsidiaries’ property; provided, however, that if the Borrower, in good faith, contests or has a bona fide dispute over such taxes, assessments, levies, charges, or claims, then in such case, provision shall be made to Holder’s reasonable satisfaction for eventual payment thereof in the event the same shall be found to be an obligation of the Borrower.

(iii) Litigation Cooperation. From the date hereof and continuing through the termination of the Note, make available to Holder, without expense to Holder, Borrower’s books and records, to the extent reasonably necessary to prosecute or defend any third-party suit or proceeding instituted by or against Holder and relating to the Borrower.

(iv) Intellectual Property. Borrower shall, and shall cause each Subsidiary to take all steps reasonably necessary to (a) maintain, preserve and protect their respective rights and interests with respect to all Intellectual Property owned, licensed or used by Borrower, and (b) comply with all material obligations under the copyright licenses, trademark licenses and patent licenses comprising Intellectual Property of Borrower.

(v) Insurance. The Borrower agrees to maintain, and to cause each of its Subsidiaries to maintain, insurance on all of its or its Subsidiaries’ assets, all equipment on an all risk basis and coverage for business and commercial general liability and umbrella insurance with such insurance companies, in such reasonable amounts, with terms and deductibles and covering such insurable risks as are customarily maintained by prudent business owners for such size and location of business (with customary deductibles).

(vi) Nasdaq Approval. The Company shall use its best efforts to obtain the Nasdaq Approval (as such term is defined in the Certificate of Designation) which shall include a recommendation by the Board in favor of the approval of such proposal at the 2023 annual general meeting (“2023 Meeting”) which shall be held no later than August 31, 2023. In the event that the Nasdaq Approval is not obtained at the 2023 Meeting, the Company shall be required to seek the Nasdaq Approval at each subsequent annual general meeting which shall include a recommendation by the Board in favor of the approval of such proposal, until Nasdaq Approval is obtained or the Holder no longer owns any Conversion Shares (as such term is defined in the Certificate of Designation).

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(vii) Use of Proceeds. Borrower shall use the proceeds of the Loan for general working capital needs and other general corporate purposes, including to pay any legal expenses incurred in connection herewith and to fund a capital contribution to Yatra Online Limited, an Indian company (“YATRA India”), to be used by YATRA India for general working capital needs, other general corporate purposes and fund capital contributions to its Subsidiaries for the same purposes, but may not be used, without the prior written approval of the Holder, to acquire any Person (by merger or otherwise) or substantially all the assets of any Person, to pay dividends, repay affiliate debt or other distributions to the owners or other related parties of the Company or repay indebtedness for borrowed money.

(b) Negative Covenants. So long as any Outstanding Principal Amount or any other Obligation (whether or not due) (other than inchoate or contingent obligations as to which no claim has been asserted hereunder) shall remain unpaid, the Borrower shall not, nor, where applicable, shall it permit any of its Subsidiaries to (without prior written consent of Holder which shall not be unreasonably withheld):

(i) Restrictions on Indebtedness. Create, assume, or otherwise become remain obligated in respect of, or permit or suffer to exist or to be created, assumed or incurred or to be outstanding, any (A) indebtedness or liability for borrowed money or for the deferred purchase price of property or services; (B) obligations as lessee under capital leases exceeding $500,000, except capital leases entered into in the ordinary course of business; (C) current liabilities in respect of unfunded vested benefits under any benefits plan; (D) obligations under letters of credit, bankers’ acceptances, bank guarantees and surety bonds or similar instruments issued for the account of any Person; (E) all guaranties, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any Person, or otherwise to assure a creditor against loss; or (F) obligations secured by any lien, other than Permitted Liens, on property owned by the Borrower or any of its Subsidiaries, whether or not the obligations have been assumed (other than the obligations under the Note) or guarantee obligations other than (1) indebtedness of the Borrower secured by purchase-money liens as permitted in Section 5.2(b)(ii)(A) below, (2) accounts payable or other unsecured indebtedness to trade creditors for goods or services and current operating liabilities (other than for borrowed money) in each case which are incurred in the ordinary course of business of the Borrower, (3) extensions, refinancings, modifications, amendments and restatements of any items described in clauses (1), or (2), provided that the principal amount thereof is not increased or the terms thereof are not modified to impose more burdensome terms upon the Borrower and its Subsidiaries, as the case may be (including, the shortening of the maturity of any such indebtedness), (4) bank guarantees provided by Borrower and the Subsidiaries in the ordinary course of business in an aggregate amount at any time outstanding not to exceed $250,000 excluding any existing bank guarantees and (5) indebtedness evidenced by the Note. Notwithstanding the foregoing restrictions, the Borrower and the Subsidiaries may borrow without the Holder’s consent up to an aggregate of $15,000,000 (excluding the Loan and any existing indebtedness as of the date hereof) for working capital and general corporate purposes.

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(ii) Restrictions on Liens. Create, assume or permit or suffer to exist or to be created or assumed, any lien on any real or personal property of the Borrower or Borrower’s Subsidiaries, other than (each of the following liens, being “Permitted Liens”): (A) Indebtedness incurred as permitted in Section 5.2(b)(i) above, (B) liens which constitute purchase money security interests or arise in connection with capital leases (and attaching only to the property being purchased or leased and proceeds thereof); provided that any such lien attaches to such property within fifteen (15) days of the acquisition thereof and attaches solely to the property so acquired or leased and proceeds thereof, (C) liens securing taxes, assessments and other governmental charges or levies (excluding any lien imposed pursuant to any of the provisions of ERISA) or the claims of materialmen, mechanics, carriers, warehousemen or landlords for labor, materials, supplies or rentals incurred in the ordinary course of business, but in all cases, only if payment shall not at the time be past due (unless contested in good faith and for which the Borrower maintains adequate reserves on its books), (D) liens incurred in the extension, renewal or refinancing of the indebtedness secured by liens described in clauses (A), (B) and (C), but any extension, renewal or replacement lien must be limited to the property encumbered by the existing lien and the principal amount of the indebtedness may not increase and (E) liens in favor of financial institutions arising in connection with deposit accounts held at such institutions arising as a matter of law.

(iii) Liquidation; Sale of Assets. (A) merge or consolidate with any entity (other than a subsidiary of the Borrower, whether direct or indirect, a majority owned joint venture of the Borrower or a particular existing 50-50 joint venture previously identified by the Borrower to the Holder; provided that, in all cases, the Borrower shall continue to maintain majority ownership in those subsidiaries except in the case of Adventure and Nature Network Pvt. Ltd.) (B) amend or change the Borrower’s memorandum and articles of association in a manner materially adverse to the Holder (provided, that the Borrower shall provide Holder with thirty (30) days’ prior written notice of any change in its name or jurisdiction of organization) or (C) sell, lease, transfer or otherwise dispose of, or grant any third-party an option to acquire, or sell and leaseback (i) all or a material portion of the Intellectual Property, or (ii) all or a material portion of its assets, whether now owned or hereafter acquired.

(iv) Loans to, or Acquisition of Other Companies. (A) other than in the ordinary course of business, make any loan or advance to any Person other than a Subsidiary or joint venture; and (B) merge or consolidate, or permit any of the Subsidiaries to merge or consolidate, with any other Person, or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock or property of another Person; provided, however, the foregoing restrictions shall be inapplicable with respect to a merger, consolidation, investment or acquisition of a subsidiary of the Borrower, whether direct or indirect, of a majority owned joint venture of the Borrower or of a particular existing 50-50 joint venture previously identified by the Borrower to the Holder, provided that, in all cases, the Borrower shall continue to maintain majority ownership in those subsidiaries except in the case of Adventure and Nature Network Pvt. Ltd.

(v) Transactions with Affiliates. Enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate (as defined below) except in the ordinary course of business in a manner necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it than would be obtainable in a comparable arm’s length transaction with a Person that is not an Affiliate thereof.

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(vi) Restricted Payments. Declare or make, or agree to declare or make, directly or indirectly (or incur any obligation to consummate or effectuate), any (A) dividend or other distribution (whether in cash, securities or other property) with respect to any equity interests in the Borrower, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such equity interests or any option, warrant or other right to acquire any such equity interests, provided that the Borrower, may, without the written consent of Holder (1) convert any of its convertible securities into other securities pursuant to the terms of such convertible securities or otherwise in exchange thereof, and (2) repurchase the stock of former employees or consultants pursuant to stock repurchase agreements so long as an Event of Default does not exist at the time of such repurchase and would not exist after giving effect to any such repurchase, provided that the aggregate amount of all such repurchases does not exceed $250,000 per fiscal year; (B) loans to the Borrower’s direct or indirect equity holders or their Affiliates, or (C) other than in the ordinary course of business and consistent with historical practices or the Borrower’s projections, payment of any fee (including, management and advisory fees), indemnity payment or other amount to any Affiliate of the Borrower (collectively, “Restricted Payments”).

(vii) Changes in Business, Management, Ownership; Control, or Business Locations. (a) Engage in or permit any of its Subsidiaries to engage in any business other than the businesses currently engaged in by Borrower and such Subsidiary, as applicable, or reasonably related thereto; (b) liquidate or dissolve; or (c) (i) have any Key Person cease to hold such office with Borrower within one hundred eighty (180) days after such Key Person’s departure from Borrower, or (ii) enter into any transaction or series of related transactions in which the shareholders of Borrower immediately prior to the first such transaction own less than fifty percent (50.0%) of the voting stock of Borrower immediately after giving effect to such transaction or related series of such transactions (other than by the sale of Borrower’s equity securities in a public offering or to venture capital investors so long as Borrower identifies to Holder the venture capital investors prior to the closing of the transaction).

5.3 Conditions Precedent to Effectiveness. This Agreement and the Note will become effective on the date Holder receives the following (such date, the “Effective Date”):

(a) a duly executed original counterpart of this Agreement;

(b) the duly executed Note;

(c) the Board shall have approved the Certificate of Designation;

(d) a certificate of good standing for the Borrower issued by the Registrar of Companies of the Cayman Islands as of a date no earlier than thirty (30) days prior to the Effective Date;

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(e) a copy of resolutions of the Board approving and authorizing the execution, delivery and performance of this Agreement, the Note and the transactions contemplated hereby;

(f) Subject to the Expense Cap, payment of all reasonable fees due to Holder, including all out-of-pocket expenses of Holder related to due diligence and attorneys’ fees in connection with the negotiation of this Agreement; and

(g) Borrower shall have delivered a legal opinion of Borrower’s counsel dated as of the Effective Date.

5.4 Conditions Precedent to Funding. The obligation of Holder to make the Loan available to the Borrower is subject to satisfaction of the following conditions precedent:

(a) no Event of Default shall have occurred and be continuing;

(b) each of the representations and warranties made by the Borrower shall be true and correct in all material respects as of the date of such requested Loan (or, to the extent stated as of a specific day, as of such day);

(c) Holder shall have received all amounts, entitlements, fees, charges and expenses to the extent due and payable to Holder on or prior to such date pursuant to this Agreement (other than the amounts to be deducted from the proceeds of the Loan); and

(d) absence of a Material Adverse Effect.

SECTION 6. DEFAULT.

6.1 Events of Default. Each of the following shall constitute an “Event of Default”:

(a) Failure to Pay or Perform. Any payment of (i) principal is not paid in full when due or (ii) interest or other amounts payable hereunder is not paid in full when due and such failure continues for five (5) Business Days after such amount becomes due and payable in accordance with the terms hereof.

(b) Bankruptcy.

(i) The Borrower or any of its Subsidiaries (A) applies for or consents to the appointment of a receiver, trustee or liquidator of the Borrower, as the case may be, or of all or a substantial part of its assets, (B) files a voluntary petition in bankruptcy or insolvency, or admits in writing its inability to pay its debts as they come due, (C) makes an assignment for the benefit of creditors pursuant to a scheme of arrangement as approved under applicable laws, (D) files a petition or an answer seeking a reorganization or an arrangement with creditors or seeking to take advantage of any bankruptcy or insolvency law or (E) performs any other act of bankruptcy or insolvency; or

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(ii) If an order, judgment or decree is entered by any court of competent jurisdiction adjudicating the Borrower or any of its Subsidiaries bankrupt or insolvent, or approving a receiver, trustee or liquidator of the Borrower or any of its Subsidiaries or of all or a substantial part of its assets, and if such order, judgment, or decree or proceeding continues unstayed, unappealed or unresponded for any period of one hundred and twenty days (120) consecutive days any such period as permitted under applicable laws, whichever is longer.

(iii) Covenants. Failure of Borrower to perform or comply with any term of condition contained in (i) Section 5.2(a)(vi) or Section 5.2(a)(vii), (ii) Section 5.2(b)(i) and such failure has not been remedied or cured within five (5) days following notice to the Borrower by the Holder as to such failure, or (iii) the Borrower fails to observe any covenant, condition, obligation or agreement under this Agreement and the Note other than any such term referred to in any other Section of this Section 6.1, and such default shall not have been remedied or waived within fifteen (15) days following notice to the Borrower by the Holder as to such failure.

(c) Invalidation of Note. At any time after the execution and delivery of the Note, (i) the Note or this Agreement ceases to be in full force and effect, or shall be declared null and void or (ii) the Borrower or any affiliate thereof shall contest in writing the validity or enforceability of the Note in writing or deny in writing that it has any further liability.

(d) Change of Control. There shall be a Change of Control of the Borrower or any of its Subsidiaries. For purposes of this Agreement, a “Change of Control” means (A) a transaction or series of related transactions in which any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than the Holder or its Affiliates, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Borrower having the right to vote for the election of members of the Board, (B) any reorganization, merger or consolidation of the Borrower, other than a transaction or series of related transactions in which the holders of the voting securities of the Borrower outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Borrower or such other surviving or resulting entity, or (C) a sale, lease or other disposition of all or substantially all of the assets of the Borrower.

(e) Cross-Default. The Borrower (A) fails to make any payment in respect of any indebtedness (other than the indebtedness under the Note) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement from a bank or financial institutions) of more than $250,000 when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) and such failure continues after the applicable grace or notice period, if any, specified in the document relating thereto on the date of such failure; or (B) fails to perform or observe any other condition or covenant, or any other event shall occur or condition exist, under any agreement or instrument relating to any such indebtedness, if the effect of such failure, event or condition following any applicable period of grace or cure is to cause, or to permit the holder or holders of such indebtedness to cause such indebtedness to be declared to be due and payable (or otherwise required immediately to be prepaid, redeemed, purchased or defeased) prior to its stated maturity (without regard to any subordination terms with respect thereto; provided that it shall not constitute an Event of Default under this Section 6.1(f) if Holder receives written notice from the holder or holders of such indebtedness that the failure or event or condition giving rise to such default has been cured or waived prior to Holder declaring an Event of Default hereunder.

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(f) Judgments. One or more judgments non-interlocutory orders, decrees or arbitration awards shall be entered against the Borrower involving in the aggregate a liability of $250,000 or more (excluding amounts covered by insurance to the extent the relevant independent third-party insurer has not denied coverage therefor), and the same shall remain unsatisfied, unvacated and unstayed pending appeal for a period of thirty (30) days after the entry thereof.

(g) Failure to file required financial information. The Borrower fails to timely submit a required filing with the Commission, in which filing the Borrower is required to provide quarterly or annual financial information, unless the Commission or an appropriate authority has provided a waiver or extension with respect to such filing.

(h) Representations and Warranties. Any representation or warranty made or deemed made by the Borrower herein or in any document executed in connection herewith or that is contained in any certificate, document or financial or other statement furnished by it at any time including any response to a due diligence questionnaire under or in connection with this Agreement or any other certificate or statement, shall prove to have been inaccurate in any material respect on or as of the date made or deemed made.

6.2 Remedies. Upon the occurrence and during the continuance of any Event of Default, Holder may:

(a) declare all or any portion of the unpaid Outstanding Principal Amount, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(b) exercise the rights given to Holder under Section 4 above;

(c) exercise all rights and remedies available to it under this Agreement, the Note or Applicable Law;

provided, however, that upon the occurrence of any event specified in Section 6.1(b) above, the unpaid Outstanding Principal Amount and all interest and other amounts as aforesaid shall automatically become due and payable without further act of Holder. The Borrower hereby waives, to the fullest extent permitted by Applicable Law, diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of the Note.

SECTION 7. COSTS AND EXPENSES.

7.1 The Borrower shall, within ten (10) days of demand therefor, (a) pay all reasonable and documented out-of-pocket expenses incurred by Holder (including the reasonable and documented fees, out-of-pocket charges and disbursements of legal counsel), in connection with the preparation, negotiation, execution, delivery of this Agreement and the Note and transactions contemplated hereby and thereby, and (b) all out-of-pocket expenses incurred by Holder (including the fees, charges and disbursements of counsel) in connection with the enforcement or protection of its rights in connection with this Agreement and the Note. Notwithstanding the foregoing, Holder agrees that the cost and expenses referenced in (a) of the preceding sentence to be paid by the Borrower shall not exceed the aggregate sum of $75,000 (the “Expense Cap”).

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7.2 The Borrower shall pay, indemnify, defend, and hold Holder and its Affiliates and the partners, members, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives (each, an “Indemnified Person”) harmless (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, penalties and damages, and all reasonable fees and disbursements of attorneys, experts and consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), at any time asserted against, imposed upon, or incurred by any of them (a) in connection with or as a result of or related to the execution, delivery, enforcement, performance, or administration (including any restructuring or workout with respect hereto) of this Agreement or the Note, and (b) with respect to any investigation, litigation, or proceeding related to this Agreement or the Note, or any act, omission, event, or circumstance in any manner related thereto occurring due to the acts or omissions directly attributable to the Borrower (all the foregoing, collectively, the “Indemnified Liabilities”). This provision shall survive any repayment in full of the Note for a period of five (5) years following such repayment. Notwithstanding anything contained in this Agreement to the contrary, the Borrower shall not be obligated for any Indemnified Liabilities arising from the gross negligence or willful misconduct of an Indemnified Person (as finally determined by a court of competent jurisdiction).

SECTION 8. APPLICATION OF PAYMENTS. In addition to any other rights, options and remedies Holder has at law or in equity, all amounts collected or received pursuant to the Note shall be applied by Holder to satisfy the Obligations in the manner and order determined by Holder in its sole discretion.

SECTION 9. GENERAL.

9.1 Notices. All notices and other communications provided for herein shall be in writing and shall be delivered by electronic mail, hand or overnight courier service, mailed by certified or registered mail, to the Borrower or Holder at its address as set forth on Schedule I. Notices sent by electronic mail, hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received.

9.2 Governing Law. This Agreement is governed by and will be construed in accordance with the laws of the State of New York (without regard to the principles thereof governing conflicts of laws).

9.3 Consent to Jurisdiction. The Borrower and Holder hereto irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against such party of the foregoing in any way relating to this Agreement and the Note or the transactions relating hereto or thereto, in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any such action, litigation or proceeding may be heard and determined in such New York State court or to the fullest permitted by Applicable Law, in such federal court; provided that, any suit seeking enforcement against any collateral may be brought, at Holder’s option, in the courts of any jurisdiction where such collateral may be found. The Borrower and Holder agree that a final judgment in any such action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. The Borrower and Holder irrevocably and unconditionally waive, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement and the Note in any court referred to herein. The Borrower and Holder hereby irrevocably waive, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. The Borrower and Holder irrevocably consent to service of process in the manner provided for notices in this Agreement and the Note. Nothing in this Agreement and the Note will affect the right of any party hereto to serve process in any other manner permitted by Applicable Law.

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9.4 WAIVER OF JURY TRIAL. THE BORROWER AND HOLDER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

9.5 Headings. The headings of the Sections, subsections, paragraphs and subparagraphs hereof are provided herein for and only for convenience of reference, and shall not be considered in construing their contents.

9.6 Severability. No determination by any court, governmental body or otherwise that any provision of this Agreement or any amendment hereof is invalid or unenforceable in any instance shall affect the validity or enforceability of (a) any other such provision or (b) such provision in any circumstance not controlled by such determination. Each such provision shall be valid and enforceable to the fullest extent allowed by, and shall be construed wherever possible as being consistent with, Applicable Law.

9.7 No Waiver. Holder shall not be deemed to have waived the exercise of any right which it holds hereunder unless such waiver is made expressly and in writing. No delay or omission by Holder in exercising any such right (and no allowance by Holder to the Borrower of an opportunity to cure a default in performing its obligations hereunder) shall be deemed a waiver of its future exercise. No such waiver made as to any instance involving the exercise of any such right shall be deemed a waiver as to any other such instance, or any other such right. Further, acceptance by Holder of all or any portion of any sum payable under, or partial performance of any covenant of, this Agreement, whether before, on, or after the due date of such payment or performance, shall not be a waiver of Holder’s right either to require prompt and full payment and performance when due of all other sums payable or obligations due thereunder or hereunder or to exercise any of Holder’s rights and remedies hereunder or thereunder.

9.8 Reserved.

9.9 Termination, Amendment and Waiver. Other than Sections 5.2(a)(vi) and 7.2, the rights and obligations under this Agreement shall terminate upon the conversion of the Note as provided in Section 4 hereof. For the avoidance of doubt, the rights and obligations pursuant to the Registration Rights Agreement and the Certificate of Designation shall survive such conversion. This Agreement may be modified, amended, discharged or waived only by an agreement in writing signed by the Borrower and Holder.

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9.10 Negotiable Instrument. The Borrower agrees that the Note shall be deemed a negotiable instrument, even though the Note may not otherwise qualify, under Applicable Law, absent this paragraph, as a negotiable instrument.

9.11 Relationship. The Borrower and Holder intend that the relationship between them shall be solely that of creditor and debtor. Nothing contained in this Agreement or the Note shall be deemed or construed to create a partnership, tenancy-in-common, joint tenancy, joint venture or co-ownership by or between the Borrower and Holder.

9.12 Successors and Assigns. The rights and obligations set forth in this Agreement shall be binding upon the parties hereto and their permitted successors and assigns and no party hereto may assign any such rights and obligations without the prior written consent of the other party; provided, however, the Holder may freely assign this Agreement to an Affiliate of the Holder so long as such Person continues to be an Affiliate of the Holder until this Agreement terminates as provided herein or the date of the Nasdaq Approval, whichever is later. Any transfer or assignment in violation of this Section 9.12 shall be void.

9.13 Business Day. If any payment is due on a day that is not a Business Day, then the payment shall be due and payable on, and the time period shall automatically be extended to, the next Business Day, and interest shall continue to accrue at the stated rate hereunder until any such payment is made.

9.14 Publicity and Confidentiality.

(a) Holder shall maintain in confidence, in accordance with its customary procedures for handling confidential information, all written non-public information of Borrower that Borrower furnishes on a confidential basis (“Confidential Information”), other than any such Confidential Information that becomes generally available to the public or becomes available to any Holder from a source other than Borrower that is not known to such recipient to be subject to confidentiality obligations; provided, that Holder shall have the right to disclose Confidential Information to:

(i) Borrower or its Affiliates;

(ii) Holder’s Affiliates;

(iii) Holder’s or Holder’s Affiliates’ lenders, funding or financing sources;

(iv) such Person’s or such Person’s Affiliates’ directors, officers, trustees, partners, members, managers, employees, agents, advisors, representatives, attorneys, equity owners, professional consultants, portfolio management services and rating agencies, provided that such Persons are informed of the confidential nature of the information, and agree to keep such information confidential and are subject to confidentiality obligations with regard to the receipt of and use of such confidential information not substantially less than the obligations set forth herein;

(v) to the extent permitted pursuant to this Agreement, any Person to whom Holder offers or proposes to offer to sell, assign or transfer the Note or any part thereof or any interest or participation therein, provided that such Persons are informed of the confidential nature of the information, and agree to keep such information confidential and are subject to confidentiality obligations with regard to the receipt of and use of such confidential information not substantially less than the obligations set forth herein;

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(vi) any Person that provides statistical analysis and/or information services to a Holder or any of their respective Affiliates, provided that such Persons are informed of the confidential nature of the information, and agree to keep such information confidential and are subject to confidentiality obligations with regard to the receipt of and use of such confidential information not substantially less than the obligations set forth herein;

(vii) any Governmental Authority to which Holder is subject at the request or pursuant to any requirement of such Governmental Authority, or in connection with an examination of Holder by any such Governmental Authority;

(viii) any Person (A) to the extent required by law, (B) in response to any subpoena or other legal process or informal investigative demand, (C) in connection with any litigation, or (D) in connection with the actual or potential exercise or enforcement of any right or remedy under any Loan Document, provided, that unless specifically prohibited by applicable law or court order, Holder shall make reasonable efforts to notify Borrower of any request by any Governmental Authority or representative thereof; and

(ix) Notwithstanding anything to the contrary, in no event will the provisions of this section apply to any information received by Michael A. Kaufman in his capacity as a director of the Company, it being understood and acknowledged that he owes general fiduciary duties and confidentiality obligations to the Company that arise from his position as a director of the Company.

(b) The obligations of Holder and its respective Affiliates under this Section 9.14 shall supersede and replace any other confidentiality obligations agreed to by Holder or any of its respective Affiliates.

SECTION 10. DEFINITIONS

10.1 As used in this Agreement, the following terms have the following meanings:

“Affiliate” or “affiliate” shall mean, as to any Person, any other Person (a) that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, (b) who is a director or officer (i) of such Person, (ii) of any subsidiary of such Person, or (iii) of any Person described in clause (a) above with respect to such Person, or (c) which, directly or indirectly through one or more intermediaries, is the beneficial or record owner (as defined in Rule 13d-3 of the Exchange Act, as the same is in effect on the date hereof) of ten percent (10%) or more of any class of the outstanding voting equity interests, securities or other equity or ownership interests of such Person; provided that neither the Company nor Holder shall be deemed to be affiliates of the other. For purposes of this definition, the term “control” (and the correlative terms, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through ownership of securities or other interests, by contract or otherwise.

“Applicable Law” shall mean any and all federal, state, local and/or applicable foreign statutes, ordinances, rules, regulations, court orders and decrees, administrative orders and decrees, and other legal requirements of any and every conceivable type applicable to the Loan or the Borrower, including but not limited to credit disclosure laws and regulations and all applicable state and federal usury laws.

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“Business Day” means any day other than a Saturday, Sunday, or a day which is a legal holiday for banks or other financial institutions in the State of New York.

“Governmental Authority” shall mean any federal, state, municipal, national, local or other governmental department, court, commission, board, bureau, agency or instrumentality or political subdivision thereof, or any entity or officer exercising executive, legislative or judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case, whether of the United States or a state, territory or possession thereof, a foreign sovereign entity or country or jurisdiction or the District of Columbia.

“Key Person” means Dhruv Shringi and Manish Amin.

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, partnerships, limited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governmental authorities.

“Subsidiary” or “Subsidiaries” means the Borrower’s “significant subsidiaries” as such term is defined in Rule 1-02 of Regulation S-X.

“SEC Reports” means all of the Company’s reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act of 1933, as amended, and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, including the exhibits thereto and documents incorporated by reference therein.

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IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Note Purchase Agreement as of the date first written above.

YATRA ONLINE, INC., a Cayman Islands exempted company limited by shares, as Borrower

By:	/s/ Dhruv Shringi
Name:	Dhruv Shringi
Title:	Chief Executive Officer

MAK CAPITAL FUND, LP, as Holder

By:	/s/ Michael Kaufman
Name:	Michael Kaufman
Title:	Managing Member

Exhibit A

Note

(see attached)

THIS NOTE AND ANY SHARES ACQUIRED UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SUCH ACT OR PURSUANT TO AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

Promissory Note

$10,000,000	October [__], 2022

FOR VALUE RECEIVED, YATRA ONLINE, INC., a Cayman Islands exempted company limited by shares (the “Borrower”), promises to pay to MAK CAPITAL FUND, LP, a Bermuda limited liability partnership or its assigns (the “Holder”) the principal sum of ten million U.S. dollars ($10,000,000), together with interest on the unpaid principal balance of this Note from time to time outstanding until paid in full or converted in accordance with the terms of that certain Note Purchase Agreement dated as of the date hereof between Holder and the Borrower, as amended from time to time (the “Agreement”) and the Certificate of Designation. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

1.	Repayment. The Borrower shall have the option, in its sole and absolute discretion, to repay the Obligations in full or in part on or before the Maturity Date. In lieu of such payment, the Holder may convert the Obligations as provided in Section 4 of the Agreement and the Certificate of Designation.

2.	Interest Rate. The borrowings under this Note will accrue interest as provided in Section 2.1 of the Agreement.

3.	Default. This Note is made pursuant to and is subject to the terms and conditions of the Agreement. Any default in the payment or performance of any obligation under this Note, or any event of default under Section 6.1 of the Agreement, shall constitute an “Event of Default” under this Note.

4.	Miscellaneous.

a.	No delay or omission on the part of the Holder in exercising any right under this Note shall operate as a waiver of such right or of any other right of the Holder, nor shall any delay, omission or waiver on anyone occasion be deemed a bar to or waiver of the same or any other right on any future occasion.

b.	The Borrower and every endorser of this Note, regardless of the time, order or place of signing, hereby waives presentment, demand, protest and notices of every kind and assents to any permitted extension of the time of payment and to the addition or release of any other party primarily or secondarily liable hereunder.

c.	Any notices, requests and other communications hereunder shall be delivered in accordance with the terms of the Agreement.

d.	This Note may not be amended or modified except by an instrument executed by the Borrower and the Holder.

e.	Until the conversion of this Note, the Holder shall not have or exercise any rights by virtue hereof as a member or stockholder of the Borrower.

f.	Sections 9.2 and 9.3 of the Agreement shall govern all rights and obligations hereunder.

g.	If the terms of this Note conflict with the terms of the Agreement, the terms of the Agreement will control.

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IN WITNESS WHEREOF, the Borrower has duly executed and delivered this Promissory Note as of the date first written above.

YATRA ONLINE, INC., a Cayman Islands exempted company limited by shares

By:
Name:
Title:

Exhibit B

Certificate of Designation

(see attached)

YATRA ONLINE, INC.

CERTIFICATE OF DESIGNATIONS OF PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES A PREFERENCE SHARES

The undersigned, Dhruv Shringi, does hereby certify that:

1. He is the Chief Executive Officer of Yatra Online, Inc., a Cayman Islands exempted company (the “Company”).

2. Pursuant to the Company’s Seventh Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”):

(a) the Company is authorized to issue up to 10,000,000 preference shares of a par value of US$0.0001 each (“Preference Shares”); and

(b) the board of directors of the Company (the “Board of Directors”) may allot, issue, grant options over or otherwise dispose of Preference Shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

3. The following resolutions were duly adopted by the Board of Directors during a meeting held on September 24, 2022.

NOTED that, in order to facilitate the conversion election pursuant to Section 4 of that certain Note Purchase Agreement (“Agreement”) dated as of the date hereof by and between the Company and MAK CAPITAL FUND, LP (“Conversion Election”), the Company proposes to adopt the Series A Certificate of Designations (the “Certificate of Designations”) which provides for the creation of a new series of Preference Shares to be designated as “Series A Preference Shares” up to a maximum of 200,000 Series A Preference Shares.

RESOLVED that:

(i) the separate series of Series A Preference Shares, each having the special rights set out in the Certificate of Designations and the Memorandum and Articles be constituted and established;

(ii) the Company be authorized to issue up to 200,000 Series A Preference Shares in connection with the Agreement and the Conversion Election;

(iii) conditional upon the terms of the Agreement and the due exercise of the Conversion Election in accordance with the terms of the Agreement, Series A Preference Shares be allotted and issued as fully paid and non-assessable upon such terms, in such numbers and at such times as contained or set out in the Agreement and entries be made in the Register of Members of the Company and any Authorized Person be authorized to take all such actions and execute all such documents on behalf of the Company as such Authorized Person may, in their sole discretion, consider necessary or desirable to effect the foregoing; and

(iv) any Authorized Person be authorized to instruct the registrar and transfer agent of the Company in writing to make entries in the Register of Members of the Company at the relevant time accordingly.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this [  ] day of [  ].

Name:
Title:

YATRA ONLINE, INC.

CERTIFICATE OF DESIGNATIONS OF PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES A PREFERENCE SHARES

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Buy-In” shall have the meaning set forth in Section 6(c)(iv).

“Commission” means the United States Securities and Exchange Commission.

“Conversion Amount” means the sum of the Stated Value at issue.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Price” shall have the meaning set forth in Section 6(b).

“Conversion Shares” means, collectively, the Ordinary Shares issuable upon conversion of the Preference Shares in accordance with the terms hereof.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Holder” shall have the meaning given such term in Section 2.

“Liquidation” shall have the meaning set forth in Section 5.

“Memorandum and Articles” means the seventh amended and restated memorandum and articles of association of the Company (as amended, restated, supplemented and/or otherwise modified from time to time).

“Notice of Conversion” shall have the meaning set forth in Section 6(a).

“Ordinary Shares” means the Company’s Ordinary Shares, par value US$0.0001 per share, and shares of any other class of securities into which such securities may hereafter be reclassified or changed.

“Ordinary Shares Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preference shares, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Original Issue Date” means the date of the first issuance of any Preference Shares regardless of the number of transfers of any particular Preference Shares and regardless of the number of certificates which may be issued to evidence such Preference Shares.

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, partnerships, limited liability companies, limited liability partnerships, joint share or stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governmental authorities.

“Preference Shares” shall have the meaning set forth in Section 2.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Issuance Date” shall have the meaning set forth in Section 6(c).

“Stated Value” shall have the meaning set forth in Section 2, as the same may be increased pursuant to Section 3.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

Section 2. Designation, Amount and Par Value. This series of preference shares of the Company shall be designated as the Series A Preference Shares (the “Preference Shares”) and the number of shares so designated shall be up to 200,000 (which shall be subject to increase with the written consent of the majority of the holders of the Preference Shares voting as a separate class (each, a “Holder” and collectively, the “Holders”)). Each Preference Share has a par value of US$0.0001 per share and a stated value equal to US$1,000, subject to increase set forth in Section 3 below (the “Stated Value”).

Section 3. Dividends. Subject to applicable law, except for share capitalizations or distributions for which adjustments are to be made pursuant to Section 7, Holders shall be entitled to receive, and the Company shall pay, dividends on Preference Shares equal (on an as-if-converted-to-Ordinary Shares basis, disregarding for such purpose any conversion limitations or restrictions hereunder) to and in the same form as dividends actually paid on the Ordinary Shares when, as and if such dividends are paid on Ordinary Shares. If the Nasdaq Approval is not obtained at the Company’s 2023 annual general meeting (the “2023 Meeting”), subject to applicable corporate law, the Company shall pay a non-cumulative cash dividend on each Preference Share out of any funds that are legally available therefor under applicable corporate law at the rate of fourteen percent (14%) per annum of the outstanding Stated Value of such Preference Share, which shall be payable annually in arrears on September 30 (a “Cash Dividend”) of each year (unless any such day is not a Business Day, in which event such Cash Dividend shall be payable on the next succeeding Business Day, without accrual to the actual payment date), initially commencing to accrue on the 2023 Meeting date and ending on the Nasdaq Approval Date. Any Cash Dividend which is payable on the Preference Shares pursuant to this Section 3 for any period shall be computed on the basis of a 360 day year and the actual number of days elapsed. No other dividends shall be paid on the Preference Shares. In the event that the Company is prohibited from paying any Cash Dividend under the applicable corporate law, the Company shall so notify to the Holder in writing setting forth the basis therefor, and in connection therewith, the Company shall issue and deliver to the Holder an unsecured promissory note equivalent to the amount of the required Cash Dividend so prohibited (“Prohibited Cash Dividend”), which promissory note (any such note, a “14% Note”) shall (i) mature in one year from the Cash Dividend payment date, (ii) discharge in full the Company’s obligation to pay such Prohibited Cash Dividend and no Cash Dividend shall be deemed to have accrued and (iii) accrual of simple interest at 14% per annum shall be computed on basis of a 360 day year and the actual number of days elapsed. The Company shall not pay any dividends on the Ordinary Shares unless the Company simultaneously complies with this provision and no 14% Note is outstanding.

Section 4. Voting Rights. Except as otherwise provided herein or as otherwise required by law, the Preference Shares shall have no voting rights. However, as long as any Preference Shares are issued and outstanding, the Company shall not, without the written consent of the Holders of a majority of the then issued and outstanding Preference Shares, (a) alter or change adversely the powers, preferences or rights given to the Preference Shares or alter or amend this Certificate of Designations, (b) amend the Memorandum and Articles in any manner that adversely affects any rights of the Holders, (c) increase the number of authorized Preference Shares, or (d) enter into any agreement with respect to any of the foregoing.

Section 5. Liquidation. Upon any winding-up, liquidation or dissolution of the Company, whether voluntary or involuntary, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company or any compulsory share exchange or other transaction whereby Ordinary Shares are converted into other securities, cash or property (any such event a “Liquidation”), the Holders shall be entitled to receive, on a pari passu basis, out of the assets, whether capital or surplus, of the Company the greater of (“Liquidation Value”) (i) the product of the number of Preference Shares outstanding multiplied by the Stated Value plus declared but unpaid dividends on such shares, if any, prior and in preference to any distribution of the proceeds of such Liquidation (the “Proceeds”) to the holders of Ordinary Shares by reason of their ownership thereof; and (ii) the same amount that a holder of Ordinary Shares would receive if the Preference Shares were fully converted (disregarding for such purposes any conversion limitations or restrictions hereunder) to Ordinary Shares which amounts shall be paid pari passu with all holders of Ordinary Shares.

Section 6. Conversion.

a) Automatic Conversion. Following the Nasdaq Approval Date (as defined in Section 6(b) below), each Preference Share shall be automatically converted into that number of Ordinary Shares determined by dividing the Stated Value of such Preference Share by the Conversion Price. The conversion shall be deemed to have been made immediately prior to the close of business on the Nasdaq Approval Date (such date, the “Conversion Date”). Holder shall deliver the certificate(s) (if any) representing such Preference Shares promptly following the Conversion Date at issue. Preference Shares converted into Ordinary Shares or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued.

b) Nasdaq Approval. Notwithstanding anything herein to the contrary, the Company shall not effect any conversion of the Preference Shares until such date (the “Nasdaq Approval Date”) that the Company obtains the approval of its shareholders as required by the Memorandum and Articles and the applicable Nasdaq Marketplace rules in connection with the issuance of the Conversion Shares (the “Nasdaq Approval”).

c) Conversion Price. The conversion price for the Preference Shares shall equal US$10.00, subject to adjustment herein (the “Conversion Price”).

d) Mechanics of Conversion

i. Issue of Conversion Shares Upon Conversion. Not later than the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) after the Conversion Date (the “Share Issuance Date”), the Company shall issue to the converting Holder the number of Conversion Shares being converted upon the conversion of the Preference Shares and enter the name of the converting Holder in the Company’s register of members as the holder of such Conversion Shares on such date. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Ordinary Shares as in effect on the Nasdaq Approval Date.

ii. Failure to Issue Conversion Shares. If such Conversion Shares are not issued to or as directed by the applicable Holder by the Share Issuance Date, the Holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such Conversion Shares, to rescind such Conversion, in which event the Company shall promptly return to the Holder any original Preference Shares certificate(s) (if any) delivered to the Company and the Holder shall promptly return to the Company the Conversion Shares issued to such Holder.

iii. Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Ordinary Shares for the sole purpose of issuance upon conversion of the Preference Shares as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other holders of the Preference Shares), not less than such aggregate number of Ordinary Shares as shall be issuable (taking into account the adjustments and restrictions of Section 7) upon the conversion of the then issued and outstanding Preference Shares. The Company covenants that all Ordinary Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued as fully paid and non-assessable.

iv. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preference Shares. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share. Notwithstanding anything to the contrary contained herein, but consistent with the provisions of this subsection with respect to fractional Conversion Shares, nothing shall prevent any Holder from converting fractional Preference Shares.

v. Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of the Preference Shares shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue of such Conversion Shares, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance of any such Conversion Shares upon conversion in a name other than that of the Holders of such Preference Shares and the Company shall not be required to issue such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

vi. References herein to “converted”, “conversion” or “exchange” shall mean the simultaneous redemption without notice of Preference Shares of any Holder and allotment and issue of the new Conversion Shares in respect thereof, and on behalf of such Holder, automatic application of such redemption proceeds in paying for such new Ordinary Shares into which the Preference Shares have been converted or exchanged at a price per Preference Share necessary to give effect to a conversion or exchange calculated on the basis that the Ordinary Shares to be issued as part of the conversion or exchange will be issued at par. The Ordinary Shares to be issued on an exchange or conversion shall be registered in the name of such Holder or in such name as the Holder may direct.

Section 7. Certain Adjustments.

a) Share Capitalizations and Share Sub-Divisions. If the Company, at any time while the Preference Shares are issued and outstanding: (i) pays a share capitalization or otherwise makes a distribution or distributions payable in Ordinary Shares on Ordinary Shares or any other Ordinary Shares Equivalents (which, for avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon conversion of, or payment of a dividend on, the Preference Shares), (ii) sub-divides issued and outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of a share consolidation) issued and outstanding Ordinary Shares into a smaller number of shares, or (iv) issues, in the event of a reclassification of Ordinary Shares, any shares of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding any treasury shares of the Company) issued and outstanding immediately before such event, and of which the denominator shall be the number of Ordinary Shares issued and outstanding immediately after such event. Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 7(a) above, if at any time the Company grants, issues or sells any Ordinary Shares Equivalents or rights to purchase shares, stock, warrants, securities or other property pro rata to the holders of any class of Ordinary Shares (the “Purchase Rights”), then the Holder of will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares acquirable upon complete conversion of such Holder’s Preference Shares (without regard to any limitations on exercise hereof) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights .

c) Pro Rata Distributions. During such time as the Preference Shares are issued and outstanding, if the Company declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of the Preference Shares, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Ordinary Shares acquirable upon complete conversion of the Preference Shares (without regard to any limitations or restrictions on conversion hereof) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the holders of Ordinary Shares are to be determined for the participation in such Distribution.

d) Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding any treasury shares of the Company) issued and outstanding.

e) Notice to the Holders.

i. Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Company shall promptly deliver to each Holder by facsimile or email a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Conversion by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a repurchase of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares of rights or warrants to subscribe for or purchase any shares of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary winding-up, liquidation or dissolution of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of the Preference Shares, and shall cause to be delivered by facsimile or email to each Holder at its last facsimile number or email address as it shall appear in the books and records of the Company, at least five (five) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities, cash or other property issuable or deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the issuance or delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. Subject to the Holder’s right to receive the Liquidation Value (as provided in Section 5 hereof), the Holder shall remain entitled to convert the Conversion Amount of the Preference Shares (or any part hereof) during the 5-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 8. Miscellaneous.

a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile or e-mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at the principal office address of the Company, Attention: Secretary, e-mail address darpan.batra@yatra.com, number (+91 124) 4591700, or such other facsimile number, e-mail address or address as the Company may specify for such purposes by notice to the Holders delivered in accordance with this Section 8. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, e-mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number, e-mail address or address of such Holder appearing on the books of the Company. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or e-mail at the e-mail address set forth in this Section 8 prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

b) Lost or Mutilated Preference Shares Certificate. If a Holder’s certificate(s) (if any) in respect of Preference Shares shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the Preference Shares so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Company.

c) Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

d) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

e) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designations and shall not be deemed to limit or affect any of the provisions hereof.

f) Status of Converted or Redeemed Preference Shares. If any Preference Shares shall be converted, redeemed, repurchased or otherwise reacquired by the Company, such shares shall resume the status of authorized but unissued preference shares and shall no longer be designated as Series A Preference Shares.

Exhibit C

Registration Rights Agreement

(see attached)

Schedule I

Notices

if to Holder, at:

MAK Capital Fund, LP

c/o MAK CAPITAL ONE LLC

590 Madison Avenue

31st Floor

New York, NY 10022

Attention: David Smith

if to the Borrower, at:

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272

4th Floor, Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana, India

Attention:

Dhruv Shringi, CEO and Director

Darpan Batra, VP – Corporate Affairs & Legal

Schedule II

Hypothetical Conversion

Shareholder Approval Scenario:

Total amount due: $11,000,000

30-day price: $4.00

Conversion Price: $4.00 x 77.5%

Number of Ordinary Shares, par value $0.0001 per share, issuable after conversion of Note: 3,548,387

No Shareholder Approval Scenario:

Total amount due: $11,000,000

30-day price: $4.00

Conversion Price: $4.00 x 77.5%

Number of Series A Preference Shares, par value $0.0001 per share, issuable after conversion of Note: 35,483.87

Number of Ordinary Shares, par value $0.0001 per share, issuable upon conversion of Series A Preference Shares: 3,548,387